October 20, 2008

VIA EDGAR AND FEDEX

Jim B. Rosenberg, Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Mail Stop 6010 Washington, D.C. 20549

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Exelixis, Inc. in connection with the Annual

Report on Form 10-K for the Fiscal Year

Ended December 28, 2007

(File No. 000-30235)

EXEL0001

RE:	Telephonic Comments Transmitted October 10, 2008 relating to Exelixis, Inc.’s Form 10-K for the Fiscal Year Ended December 28, 2007 - File Number: 000-30235

Dear Mr. Rosenberg,

Exelixis, Inc. (the “Company”) is pleased to respond to the Staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007 (the “2007 Form 10-K”), transmitted telephonically to Ms. Suzanne Hooper of Cooley Godward Kronish LLP, the Company’s outside legal counsel, on October 10, 2008. The Staff’s comments followed the Company’s letter dated September 22, 2008 responding to the Staff’s comment letter dated August 29, 2008. The following information is provided in response to the Staff’s comments transmitted to the Company on October 10, 2008, which comments are included below in bold italics.

Comment 1: Revise disclosure in Exhibit A to clarify that Exelixis does not track total research and development expenses separately for each program. In addition, please confirm that you will include the “costs incurred to date” for each expense category in future filings.

Response: In response to the Staff’s comment, the Company intends to include additional disclosure under the heading “Research and Development Expenses” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future annual reports on Form 10-K and quarterly reports on Form 10-Q (commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 26, 2008) indicating that management has not tracked total research and development expenses separately for each program. In addition, the Company will further revise the proposed disclosure for all future annual reports on Form 10-K and quarterly reports on Form 10-Q (commencing with the Company’s Annual Report on Form 10-K for the fiscal year ending January 2, 2009 (the “2008 Form 10-K”)) to include “costs incurred from January 1, 2006 to date” for each expense category presented. As discussed with Ms. Vanessa Robertson of the Staff by phone on October 16, 2008, the Company has not tracked costs incurred in each expense category for periods prior to January 1, 2006. Accordingly, as discussed with Ms. Robertson, commencing with the Company’s 2008 Form 10-K, the Company will include for each of the three expense categories presented, the costs incurred from January 1, 2006 to date.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission October 20, 2008 Page 2

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Exelixis, Inc. in connection with the Annual

Report on Form 10-K for the Fiscal Year

Ended December 28, 2007

(File No. 000-30235)

EXEL0002

Comment 2: Your response states that you do believe that the risks of ownership have transferred in connection with the sale of the plant trait business (the “PTB”). However, you have also stated that you are responsible for paying, supervising and managing all of the employees of the PTB for up to 5 years. It appears as though this continuing involvement in the business entails managerial authority that is similar to that of ownership. Please explain how you have concluded that the risks of the business have in substance been transferred to Dow when considering this continuing involvement. In addition, please include the fact that the Company has agreed to indemnify Dow and its affiliates in your analysis.

Response: The Company supplementally advises the Staff that the assets of the Exelixis plant traits business were sold to Agrigenetics, Inc. (“Agrigenetics”), an affiliate of The Dow Chemical Company (“Dow”), in consideration for a fixed cash payment of $22.5 million, of which $18 million was received upon execution and $4.5 million was received in September 2008.

In connection with the sale of the plant trait business, the Company entered into a Contract Research Agreement (the “CRA”) pursuant to which it agreed to perform contract research for Dow in consideration for payment up to $24.7 million in research and development funding to fully cover employee costs, facilities expenses and capital expenditures over a five year term. The CRA also provides that contingent upon the success of specified development activities, the Company is entitled to receive additional compensation. [ * ]

Comment 3: Please tell us whether there are any current research and collaboration agreements in which you are entitled to obtain the results of the research and development funded partially or entirely by the collaborators.

Response: The Company supplementally advises the Staff that, except to the extent described in the Company’s letter to the Staff dated October 13, 2006 (the “Prior Response”), the Company is not a party to any research and collaboration agreements pursuant to which it has received research and development funding and has the right to obtain the results of the research and development, absent certain termination events or material breaches of the agreements. The Company has entered into two new collaboration agreements since the date of the Prior Response, as disclosed in the 2007 Form 10-K: the Genentech MEK Collaboration and the Bristol-Myers Squibb 2007 Cancer Collaboration. The Company has not received research and development funding under either of these two collaboration agreements. The Company further advises the Staff that it has considered the application of Statement of Financial Accounting Standards No. 68 (“SFAS 68”) to these two collaboration agreements and has concluded that, in light of the above, SFAS 68 is not applicable. In addition, the Company’s analysis in the Prior Response regarding the applicability of SFAS 68 to the research and collaboration agreements identified therein remains unchanged.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission October 20, 2008 Page 3

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Exelixis, Inc. in connection with the Annual

Report on Form 10-K for the Fiscal Year

Ended December 28, 2007

(File No. 000-30235)

EXEL0003

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (650) 837-7251.

Sincerely,

/s/ James B. Bucher
James B. Bucher Vice President, Corporate Legal Affairs & Secretary

cc:	Vanessa Robertson, Staff Accountant

Lisa Vanjoske, Assistant Chief Accountant

Frank Karbe, Executive Vice President and Chief Financial Officer

Leone Patterson, Vice President, Finance

Debbie Burke, Senior Director, Finance & Controller

Daniel Coleman, Ernst & Young LLP

Suzanne Sawochka Hooper, Cooley Godward Kronish LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83